Filed by Royal Dutch Shell plc

This communication is filed pursuant to Rule 425 under The Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14d-2 of the Securities Exchange Act of 1934, as amended.

Subject Company: Royal Dutch Petroleum Company

Registration Number: 333-125037

Date: July 20, 2005

LEGAL INFORMATION

Holders of ordinary shares of Royal Dutch Petroleum Company (N.V. Koninklijke Nederlandsche Petroleum Maatschappij) (“Royal Dutch”) are urged to carefully review the registration statement on Form F-4 (including the prospectus) and other documents relating to the Royal Dutch exchange offer (the “Royal Dutch Offer”) that have been or will be filed with, or furnished to, the US Securities and Exchange Commission (the “SEC”) by Royal Dutch Shell plc (“Royal Dutch Shell”) and the related solicitation/recommendation statement on Schedule 14D-9 that has been filed with the SEC by Royal Dutch and, as the case may be, the Royal Dutch Offer document and the prospectus which have been filed with, or furnished to, Euronext Amsterdam N.V. and the Dutch Authority for the Financial Markets by Royal Dutch Shell, regarding the Royal Dutch Offer, because each of these documents will contain important information relating to the Royal Dutch Offer. A free copy of the documents filed with the SEC (once filed) and other documents made public or filed with, or furnished to, the SEC by Royal Dutch Shell, Royal Dutch and The “Shell” Transport and Trading Company, p.l.c (“Shell Transport”) can be obtained at the SEC’s website at www.sec.gov. These documents may also be obtained free of charge at the Royal Dutch Shell website at www.shell.com/unification or free of charge by contacting Investor Relations, Shell International B.V., FSK, PO Box 162, 2501 AN The Hague, The Netherlands.

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN WHOLE OR IN PART INTO ITALY OR JAPAN

The Royal Dutch Offer and the scheme of arrangement of Shell Transport (the “Scheme”) are not being and will not be made, directly or indirectly, in or into or by the use of the mails or any other means or instrumentality (including, without limitation, facsimile transmission, telex, telephone or internet) of interstate or foreign commerce of, or any such facilities of a national securities exchange of, Japan, and are not and will not be capable of acceptance by any such use, means, instrumentality or facilities from or within Japan. The Royal Dutch Offer and the Scheme are not being made to residents of Japan or in Japan. This document and other documents related to the Transaction must not be electronically provided to, nor accessed by, residents of Japan or persons who are in Japan. Copies of this document and any other documents related to the proposed transaction pursuant to which Royal Dutch Shell will become the holding company of Royal Dutch and Shell Transport (the “Transaction”) are not being, and must not be, mailed or otherwise distributed or sent to any person or company in or from Japan. Persons receiving this document (including custodians, nominees and trustees) or other documents related to the Transaction must not distribute or send them to any person or company in or from Japan.

The Royal Dutch Offer and the Scheme have not been notified to the Commissione Nazionale per le Società e la Borsa pursuant to applicable Italian securities laws and implementing regulations. Absent such notification, no public offer can be carried out in the Republic of Italy. Consequently, this document and other documents relating to the Transaction have not been, and cannot be, disclosed to any Italian residents or person or entity in the Republic of Italy and no other form of solicitation has been and can be, carried out in the Republic of Italy. This document and any document relating to the Transaction may not be mailed, distributed, disseminated or otherwise disclosed to any Italian residents or persons or entities in the Republic of Italy.

The Royal Dutch Offer is not to be made in New Zealand and may not be accepted by persons in New Zealand except as set out below. No prospectus has been registered with the New Zealand Registrar of Companies in accordance with the Securities Act 1978 (New Zealand) (the “New Zealand Securities Act”). Accordingly, neither the Royal Dutch Offer Document nor any other offering materials or advertisement in relation to the Royal Dutch Offer may be received by a person in New Zealand nor may Royal Dutch Shell Shares be offered directly or indirectly in New Zealand except in circumstances where there is no contravention of the New Zealand Securities Act (or any statutory modification or re-enactment of, or statutory substitution for, the New Zealand Securities Act).

The distribution of this document in jurisdictions other than The Netherlands, England or the US may be affected by the laws of the relevant jurisdiction. Interested persons should inform themselves about and observe all applicable requirements. Any failure to comply with these restrictions may constitute a violation of the securities laws of any such jurisdiction.

CAUTIONARY STATEMENTS CONCERNING FORWARD LOOKING STATEMENTS

This document contains forward-looking statements that are subject to risk factors associated with the oil, gas, power, chemicals and renewables business as well as risks related to the Transaction. It is believed that the expectations reflected in these statements are reasonable, but they may be affected by a variety of variables which could cause actual results, trends or reserves replacement to differ materially, including, but not limited to: the costs related to the Transaction; the failure of the Transaction to achieve the expected benefits; changes in dividend policy; the development of the trading market in Royal Dutch Shell shares; tax treatment of dividends paid to shareholders; the accounting implications of the Transaction and other factors affecting the Royal Dutch/Shell Group’s businesses generally, including, but not limited to, price fluctuations, actual demand, currency fluctuations, drilling and production results, reserve estimates, loss of market, industry competition, environmental risks, physical risks, risks associated with the identification of suitable potential acquisition properties and targets and successful negotiation and consummation of such transactions, the risk of doing business in developing countries, legislative, fiscal and regulatory developments including potential litigation and regulatory effects arising from recategorisation of reserves, economic and financial market conditions in various countries and regions, political risks, project delay or advancement, approvals and cost estimates. Each forward-looking statement speaks only as of the date of the particular statement. Please refer to the Annual Report on Form 20-F for the year ended 31 December 2004 (as amended) for a description of certain important factors, risks and uncertainties that may affect the Royal Dutch/Shell Group’s businesses. None of Royal Dutch Shell, Royal Dutch, Shell Transport nor any member of the Royal Dutch/Shell Group undertakes any obligation to publicly update or revise any forward-looking statements as a result of new information, future events or other information. In light of these risks, the results of Royal Dutch Shell, Royal Dutch, Shell Transport, the Royal Dutch/Shell Group or the Royal Dutch Shell Group could differ materially from the forward-looking statements contained in this document.

THE FOLLOWING IS AN ADVERTISEMENT TO BE PUBLISHED IN LUXEMBOURG ON JULY 21, 2005.

PUBLIC OFFER BY ROYAL DUTCH SHELL PLC (‘ROYAL DUTCH SHELL’)
FOR ALL OUTSTANDING ORDINARY SHARES IN
N.V. KONINKLIJKE NEDERLANDSCHE PETROLEUM MAATSCHAPPIJ (‘ROYAL DUTCH’)

Royal Dutch Offer unconditional
With reference to (i) the offer document dated May 19, 2005, (ii) the listing particulars dated May 19, 2005 and (iii) the Luxembourg Supplement dated May 19, 2005 (together the ‘Offer Documents’), Royal Dutch Shell plc confirms that it has declared the public exchange offer (the ‘Royal Dutch Offer’) for all issued and outstanding ordinary shares in the capital of Royal Dutch (‘Royal Dutch Shares’) unconditional.

By the time the acceptance period of the Royal Dutch Offer (‘Royal Dutch Acceptance Period’) closed at 11 pm CET (5 pm New York time) on July 18, 2005, holders of Royal Dutch Shares had tendered 1,897,638,608 Royal Dutch Shares, representing 91.7% of all Royal Dutch Shares. Royal Dutch Shell has exercised its right to waive down the minimum percentage of Royal Dutch Shares that must have been submitted for exchange from 95% to 75% (as announced on 8 July 2005).

Settlement
Delivery of the Royal Dutch Shell shares to which holders of Royal Dutch Shares are entitled who have accepted the Royal Dutch Offer during the Royal Dutch Acceptance Period, will take place on the settlement date which is expected to be no later than July 25, 2005.

Listing of Royal Dutch Shell shares on Eurolist by Euronext Amsterdam and the London Stock Exchange and American depositary receipts on the New York Stock Exchange
As of the opening of the respective markets on July 20, 2005, Royal Dutch Shell Class “A” shares and Class “B” shares are listed on Eurolist by Euronext Amsterdam and on the London Stock Exchange and Royal Dutch Shell Class “A” American depository receipts and Class “B” American depository receipts are listed on the New York Stock Exchange. Trading on these three markets has commenced on July 20, 2005.

De-listing of Royal Dutch Shares from Eurolist by Euronext Amsterdam, the London Stock Exchange and the New York Stock Exchange
Further to the announcement of final proposals for the recommended unification of Royal Dutch and Shell Transport on 19 May 2005, Royal Dutch has requested the de-listing of the Royal Dutch Shares from the Official List of the UK Listing Authority with effect from 20 July 2005, subject to the satisfaction of the Scheme Condition. Trading in Royal Dutch on the London Stock Exchange has ceased at the close of markets on 19 July 2005.

Royal Dutch Shell intends to request that Royal Dutch seeks to de-list of the Royal Dutch Shares from Euronext Amsterdam and the New York Stock Exchange as soon as reasonably practicable.

Subsequent Offer Acceptance Period

Holders of Royal Dutch Shares are permitted – in the manner and under the restrictions and conditions set out in the Offer Documents – to tender their Royal Dutch Shares not yet tendered during a subsequent acceptance period beginning on July 20, 2005 and expiring at 3 pm CET (9 am New York time) on August 9, 2005 (the ‘Subsequent Offer Acceptance Period’).

The Subsequent Offer Acceptance Period is not an extension of the Royal Dutch Offer. Royal Dutch Shares tendered during the Subsequent Offer Acceptance Period cannot be withdrawn. Royal Dutch Shell will promptly accept for exchange any Royal Dutch Shares tendered during the Subsequent Offer Acceptance Period at the same exchange ratio as in the Royal Dutch Offer. Every Royal Dutch Share held in bearer or Hague registry form tendered in the Subsequent Offer Acceptance Period, will be exchanged for two Royal Dutch Shell Class “A” ordinary shares and every Royal Dutch Share held in New York registry form tendered in the Subsequent Offer Acceptance Period, will be exchanged for one Royal Dutch Shell Class “A” American depositary receipt (representing two Royal Dutch Shell Class “A” Shares).

The Subsequent Offer Acceptance Period will not affect the timing of the acceptance and delivery of Royal Dutch Shares previously tendered and accepted for exchange in the Royal Dutch Offer.

Restrictions
Holders of ordinary shares of Royal Dutch are urged to carefully review the registration statement on Form F-4 (including the prospectus) and other documents relating to the Royal Dutch Offer that have been filed with, or furnished to, the US Securities and Exchange Commission (the ‘SEC’) by Royal Dutch Shell and the related solicitation/recommendation statement on Schedule 14D-9 that has been filed with the SEC by Royal Dutch and, as the case may be, the Royal Dutch Offer document and the prospectus which have been filed with, or furnished to, Euronext Amsterdam N.V. and the Dutch Authority for the Financial Markets by Royal Dutch Shell, regarding the Royal Dutch Offer, because each of these documents will contain important information relating to the Royal Dutch Offer. A free copy of any of these documents filed with the SEC (once filed) and other documents made public or filed with, or furnished to, the SEC by Royal Dutch Shell, Royal Dutch and Shell Transport can be obtained at the SEC’s website at www.sec.gov. These documents may also be obtained free of charge at the Royal Dutch Shell website at www.shell.com/unification or free of charge by contacting Investor Relations, Shell International B.V., FSK, PO Box 162, 2501 AN The Hague, The Netherlands or by contacting ABN AMRO toll-free at +31-800-2222-0024, email: so.servicedesk.c&cc@nl.abnamro.com. Hard copies of the relevant documents are also available at the offices of ABN AMRO (Luxembourg) S.A. at 46 Avenue JF Kennedy, L-1855 Luxembourg-Kirchberg.

The distribution of this announcement in jurisdictions other than The Netherlands, England, the United States or the Grand Duchy of Luxembourg may be affected by the laws of the relevant jurisdiction. Interested persons should inform themselves about and observe all applicable requirements. Any failure to comply with these restrictions may constitute a violation of the securities laws of any such jurisdiction. None of Royal Dutch Shell, Royal Dutch, Shell Transport or any of their advisers assumes any responsibility for any violation by anyone whomsoever.

This advertisement, the Offer Documents and any separate documentation regarding the Royal Dutch Offer must not be distributed in whole or in part into Japan, Italy or New Zealand.

All investment is subject to risk. The value of the Royal Dutch Shell shares may go down as well as up. Past performance is no guarantee for future returns. Investors are advised to seek expert financial advice before making any decisions as regards the proposals, including the Royal Dutch Offer referred to in this announcement.

This advertisement is a public announcement made pursuant to article 9t paragraph 4 of the 1995 Dutch Decree on the Supervision of Securities Trade.

The Hague, July 21, 2005